SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For Immediate Release                                                                    2 February 2006

                                                             SkyePharma PLC

                                                     Appointment of New Chairman and
                                                      Outcome of Strategic Review

LONDON,  UK, 2 February 2006 - SkyePharma  PLC (LSE:  SKP;  Nasdaq:  SKYE)  announces  that following a review of internal and external candidates,  it has appointed Dr Argeris ("Jerry") Karabelas as Non-executive  Chairman.  The Company also announces that its Strategic
Review has been concluded.

Dr  Karabelas,  aged 53, has had a  distinguished  career at senior  levels in the global  pharmaceuticals  industry,  including  Chief
Executive of Novartis  Pharma and prior to that President of the North American  operations of SmithKline  Beecham.  He is currently an executive  director  of  Care  Capital,  a  specialist  US  healthcare  investment  fund,  and is  non-executive  chairman  of  several pharmaceutical and healthcare companies including Human Genome Sciences.  Dr Karabelas has been a non-executive  director of SkyePharma since 2000 and his familiarity with the Company's business will enable him to make an immediate contribution as Chairman.

The Strategic  Review was initiated in November  2005.  As part of this process,  Lehman  Brothers was retained by the Board to solicit potential  expressions of interest for the Company.  As  foreshadowed  in the  announcement  of 11 January 2006,  there has not been an offer for the Company as a whole that the Board feels able to recommend to  shareholders.  However the Board has concluded  that in the interests of returning the Company to sustainable  profitability in the shortest possible time,  SkyePharma should  concentrate on oral and pulmonary  products and divest the  injectable  business  interests,  for which a number of potential  purchasers  were  identified during the Strategic Review. Any such divestment will be subject to approval by shareholders.

The injectables  business,  primarily located in San Diego,  consists of two marketed  products,  DepoCyt® for a complication of cancer and Depodur® for the  treatment of  post-surgical  pain,  and a pipeline of projects in various  stages of  development.  These include controlled-release  injectable  formulations  of a number  of  biological  products  and  DepoBupivacaine™,  a  long-acting  injectable formulation of the local  anaesthetic  bupivacaine  for the control of  post-operative  pain.  DepoBupivacaine™  has completed Phase II development  and will  commence  Phase III trials  shortly.  It has been  licenced to  Mundipharma  for all  territories  outside North
American and Japan and to Maruho for Japan.  The Board remains  convinced  that  DepoBupivacaine™  addresses an important area of unmet medical need and has major commercial potential.  However the Board is conscious of the fact that a substantial  investment in clinical development  would be required to maximise  the  potential  of  DepoBupivacaine™  and of the  biologicals  pipeline.  This  development investment,  together  with the  associated  investment in  manufacturing  capacity,  would not only place a significant  burden on the
Company's current resources but also impact the Company's profitability for several years.

The Company  believes that the  injectables  business is a valuable asset and the funds raised by its  divestment  will be available to enhance the core oral and pulmonary business,  including  accelerating the development of certain pipeline products.  The residual core business will consist of the oral and pulmonary  products business,  with development based in Muttenz,  Switzerland and manufacture in
Muttenz and in Lyon, France. There are seven marketed oral and pulmonary products,  including Paxil CR™, Xatral® OD and Triglide™,  and a number of late-stage  products that are close to the market.  The pipeline  includes  SkyePharma's  most important  pipeline  project
Flutiform™,  a  combination  asthma  product that will enter Phase III  development  in the next few days.  More details of the product portfolio and pipeline will be disclosed at the Company's R&D Days.  These had to be postponed  during the Strategic Review and revised dates will be announced shortly.

Dr  Karabelas  said:  "I am  honoured to take on the role of Chairman  and look  forward  implementing  our new  strategic  initiatives particularly  given my background in the development of oral and respiratory  products.  I am very  enthusiastic  about  Flutiform™ and confident I can make an important  contribution  to its future  success.  I also relish the  opportunity  to help  rebuild  shareholder confidence."

The  conclusion of the Strategic  Review and the fact that the Company is no longer in  discussions  nor seeking to pursue  discussions with any party  concerning  an offer for the Company as a whole means that the Company is no longer in an "Offer  Period" as defined by the UK Takeover  Panel.  Further  announcements  will be made in due course about the ongoing  initiatives  to reinforce  the Company's executive management team.

For further information please contact:
SkyePharma PLC
Michael Ashton, Chief Executive                       +44 207 491 1777
Peter Laing, Director of Corporate Communications     +44 207 491 5124
Sandra Haughton, US Investor Relations                +1 212 753 5780

Buchanan Communications                               +44 207 466 5000
Tim Anderson / Mark Court

About SkyePharma
SkyePharma PLC develops  pharmaceutical  products benefiting from world-leading drug delivery  technologies that provide  easier-to-use and more effective drug formulations.  There are now eleven approved products incorporating  SkyePharma's  technologies in the areas of oral,  injectable,  inhaled and topical  delivery,  supported by advanced  solubilisation  capabilities.  For more  information,  visit
www.skyepharma.com.

Certain statements in this news release are  forward-looking  statements and are made in reliance on the safe harbour provisions of the
U.S. Private Securities  Litigation Act of 1995. Although SkyePharma believes that the expectations  reflected in these forward-looking statements are reasonable,  it can give no assurance that these expectations will materialize.  Because the expectations are subject to risks and  uncertainties,  actual results may vary  significantly  from those  expressed or implied by the  forward-looking  statements based upon a number of factors,  which are described in SkyePharma's  20-F and other documents on file with the SEC. Factors that could cause differences  between actual results and those implied by the forward-looking  statements  contained in this news release include, without limitation,  risks related to the development of new products,  risks related to obtaining and maintaining  regulatory approval for existing,  new or expanded indications of existing and new products,  risks related to SkyePharma's ability to manufacture products on a large scale or at all, risks related to SkyePharma's  and its marketing  partners'  ability to market products on a large scale to maintain or expand market share in the face of changes in customer  requirements,  competition and technological  change, risks related to regulatory  compliance,  the risk of product liability claims, risks related to the ownership and use of intellectual  property, and risks  related  to  SkyePharma's  ability  to manage  growth.  SkyePharma  undertakes  no  obligation  to  revise  or  update  any such forward-looking statement to reflect events or circumstances after the date of this release.

END

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   February 02, 2006